SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Meritage Hospitality Group Inc., a Michigan corporation

(Name of Issuer)

Common Shares, $.01 par value

(Title Class of Securities)

59000K 10 1

(CUSIP Number)

Robert E. Schermer, Sr.
c/o Robert W. Baird & Co. Incorporated
333 Bridge Street, N.W., Suite 1000
Grand Rapids, Michigan 49504
(616) 459-4491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO.  59000K 10 1           Schedule 13D                  Page 2 of 4 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Sr.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                               [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  737,071
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                     5,000
         EACH            -------- ----------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                  737,071
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      5,000
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         742,071
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.9%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 1, 3 and 5 by adding the material below.

Item 1.    Security and Issuer.

         Meritage's principal executive offices are located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525.

Item 3.    Source and Amount of Funds or Other Consideration.

         Personal funds were used to acquire the common shares referenced in Item 5.

Item 5.    Interest in Securities of the Issuer.

(a)	Mr. Schermer owns 731,071 common shares, and holds options for 6,000 common shares pursuant to Meritage’s 1996 Directors’ Share Option Plan and 2001 Directors’ Share Option Plan which are immediately exercisable. See also page 2, nos. 11 and 13.

(b)	See page 2, nos. 7, 8, 9 and 10. The 5,000 shares identified in nos. 8 and 10 are owned by Mr. Schermer's spouse.

(c)	In the past 60 days, the following transactions involving Mr. Schermer, Sr. occurred:

On May 30, 2002, Mr. Schermer acquired 900 common shares in a market transaction at a price of $5.19, and 100 common shares in a market transaction at a price of $5.20.

On May 31, 2002, Mr. Schermer acquired 500 common shares in a market transaction at a price of $5.45.

On June 4, 2002, Mr. Schermer, Sr. acquired 191 newly issued common shares as compensation due to Mr. Schermer, Sr. pursuant to Meritage's 1999 Directors' Compensation Plan. The shares were valued at $5.26 per share which was based on the average of the closing sales price on the 5 trading days before the end of the second fiscal quarter.

On June 25, 2002, Mr. Schermer acquired 500 common shares in a market transaction at a price of $6.00, 200 common shares in a market transaction at a price of $6.10, and 300 common shares in a market transaction at a price of $6.15.

On June 26, 2002, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $6.10.

On June 27, 2002, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $6.40.

On June 28, 2002, Mr. Schermer acquired 500 common shares in a market transaction at a price of $6.55.

On July 17, 2002, Mr. Schermer acquired 500 common shares in a market transaction at a price of $5.60.

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On July 18, 2002, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $5.50.

On July 24, 2002, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $5.00.

On July 26, 2002, Mr. Schermer acquired 1,000 common shares in a market transaction at a price of $5.25, 200 common shares in a market transaction at a price of $5.35, and 800 common shares in a market transaction at a price of $5.39.

On July 26, 2002, Mr. Schermer acquired 39,000 common shares in a private transaction at a price of $5.00 per share. Mr. Schermer's percentage of beneficial ownership increased by more than 1% as a result of this event.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2002	/s/ Robert E. Schermer, Sr. Robert E. Schermer, Sr.

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